Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement No. 333-116856 on Form S-8 of Community Capital Corporation of our report dated June 8, 2006, with respect to the statements of net assets available for benefits of the Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – Schedule of Assets Held at End of Year as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Community Capital Corporation Employee Stock Ownership Plan.

/s/ Elliott Davis, LLC

ELLIOTT DAVIS, LLC
Greenville, South Carolina
June 28, 2006